Exhibit 99.1

Proposed Issuance of Debentures by Vitru Brasil Empreendimentos, Participações e Comércio S.A.

Florianópolis, Brazil, October 27, 2023 – Vitru Limited (Nasdaq: VTRU) (“Vitru”) announces that, on October 27, 2023, the board of directors of its wholly owned subsidiary, Vitru Brasil Empreendimentos, Participações e Comércio S.A (“Vitru Brazil”), a corporation (sociedade anônima) formed under the laws of the Federative Republic of Brazil, approved the proposed issuance of simple, unsecured, non-convertible debentures (the “Debentures”) in a private offering directed solely at professional investors in Brazil, in compliance with Resolution 160 of the Brazilian Securities Commission (Resolução da Comissão de Valores Mobiliários). It is expected that the aggregate principal amount of the Debentures will be initially of R$500,000,000 (with the possibility that an additional aggregate principal amount of R$100,000,000 may be issued), comprised of up to two separate series, the Series 1 Debentures (the “Series 1 Debentures”) and Series 2 Debentures (the “Series 2 Debentures”).

It is expected that the Debentures will be issued on or around November 16, 2023, and that the Series 1 Debentures will mature five years from the date of issuance while the Series 2 Debentures will mature seven years from the date of issuance.

The interest rate applicable to the Debentures will be calculated based on the Brazilian daily interbank deposit rate (Depósito Interfinanceiro) plus a spread of 2.45% for the Series 1 Debentures and 2.65% for the Series 2 Debentures.

It is expected that Vitru Brazil’s obligations under the Debentures will be guaranteed by certain other subsidiaries of Vitru, namely CESUMAR – Centro de Ensino Superior de Maringá Ltda. (“Cesumar”) and Sociedade Educacional Leonardo da Vinci Ltda.

Vitru Brazil intends to use the net proceeds from the issuance of the Debentures first to prepay the last instalment of the sellers’ financing in relation to the acquisition of Cesumar, with any remaining proceeds to be used to strengthen its cash position.

This press release does not constitute an offer to sell the Debentures nor a solicitation of an offer to buy the Debentures, nor shall any offer or sale of these Debentures take place in any state or jurisdiction in which such offering is prohibited under the securities laws of that state or jurisdiction. The Debentures referred to herein have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws of the United States, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state laws. The Debentures will be sold exclusively to qualified institutional buyers, as defined under Rule 144A of the Securities Act, and to non-U.S. persons pursuant to Regulation S under the Securities Act.

About Vitru

Vitru is the leading pure distance learning education group in the postsecondary distance learning market in Brazil. Through its invested companies, Vitru provides a complete pedagogical ecosystem focused on hybrid distance learning experience for undergraduates and continuing education students.

Vitru’s mission is to democratize access to education in Brazil through a digital ecosystem and empower every student to create their own successful story.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. These forward-looking statements speak only as of the date hereof and are based on Vitru’s current plans, estimates of future events, expectations and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of Vitru’s common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond Vitru’s control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. Vitru does not undertake any obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events, or other factors.

Contact:

Carlos Henrique Boquimpani de Freitas, Chief Financial and Investor Relations Officer

e-mail: ir@vitru.com.br

website: https://investors.vitru.com.br/